Robert J. Barish Senior Vice President and Controller
One Verizon Way, 4th Floor Basking Ridge, NJ 07920 Phone: (908) 559-1629 Fax: (908) 766-5725 robert.barish@verizon.com

October 2, 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-08606

Dear Mr. Spirgel:

We have received your comment letter dated September 24, 2012, and the following represents our response to your comments. For your ease of reference, we have included your comment below and have provided our response after your comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 15

Breaches of network or information technology security, natural disasters or…page 17

1.

We note your response to comment 1 from our letter dated August 27, 2012 in which you state that you will revise your risk factor disclosure in your Form 10-K based on the facts and circumstances at the time. We also note that in your response you acknowledge that you have been subject, and will likely continue to be subject, to attempts to breach the security of your networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. It does not appear that you have previously disclosed to your investors that this risk is one that you are currently subject to and actively working to prevent. Beginning with your next Form 10-Q, please confirm that you will disclose that you have been subject, and will likely continue to be subject, to attempts to breach the security of your networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.

We will provide the requested disclosure in our next quarterly report on Form 10-Q.

*            *             *            *            *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish

Robert J. Barish

Senior Vice President & Controller

cc:  Francis J. Shammo